

July 24, 2015

Via E-mail
Christophe Lavigne
President and Chief Executive Officer
LDR Holding Corporation
13785 Research Boulevard, Suite 200
Austin, Texas 78750

      Re: LDR Holding Corporation
               Form 10-K for the Year Ended December 31, 2014
               Filed February 20, 2015
               File No. 001-36095

Dear Mr. Lavigne:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 58

1. We note that you reconcile Adjusted EBITDA to operating loss, as reported. Please note that non-GAAP measures should be reconciled to the most comparable GAAP measure, which in this case appears to be net loss. Refer to question 103.02 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please revise your disclosures in future filings to comply.

Item 9A. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting and Attestation Report of the Registered Accounting Firm, page 62

2. Please revise this report in future Forms10-K to include all the statements required by Item 308(a)(1) of Regulation S-K, including a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting.

Use of Proceeds - Initial Public Offering, page 45

3. Please describe to us the circumstance surrounding the Series C preferred stock and convertible notes held by certain of your directors and their affiliates that were not converted as planned upon consummation of the IPO, and tell us the amount of proceeds paid to them. Tell us where the transactions are reflected in your financial statements.

Item 8. Financial Statements

Note 2. Significant Accounting Policies

(f) Accounts Receivable, page F-9

4. Please revise the note in future filings to describe your accounting policy for determining your allowance for doubtful accounts, including how you apply the conditions outlined in FASB ASC 310-10-35-8 for recognizing losses.   Also refer to FASB ASC 235-10-50.

(m) Shipping and Handling, page F-11

5. We note that you bill your customers for shipping and handling and then include that revenue as a credit against your cost of goods sold. Please tell us how your policy complies with FASB ASC 605-45-45-19 and 605-45-45-20.

(q) Stock-Based Compensation, page F-11

6. On page 54, you disclose that your forfeiture rate in 2012, 2013, and 2014 is 4.3%, 7.9%, and 8.2%, respectively, and that actual forfeitures through December 31, 2014 have not been material. In this note you state that you adjust for actual forfeitures in the period in which they occur. Given the yearly increases in your forfeiture rate noted above, please explain how you determine your forfeiture rate (the estimate) as well as the rate of actual forfeitures in each period. Please also tell us how you applied FASB ASC 718-10-35-3 in determining your compensation cost each period, including how you revise your estimates for the actual number of instruments for which the requisite service period has been rendered.

Christophe Lavigne
LDR Holding Corporation
July 24, 2015
Page 3

Note 10. Stock-Based Compensation

(b) Stock Option Activity, page F-17

7. You disclose that your risk free rate of return assumption is based upon observed interest rates appropriate for the expected term of stock awards. Please tell us what you mean by observed interest rates and explain how your policy complies with FASB ASC 718-10-55-28.

Note 13. Income Taxes, page F-19

8. Please revise the note in future filings to disclose the amount of undistributed earnings of foreign subsidiaries that are considered indefinitely reinvested. Please refer to FASB ASC 740-30-50-2(b).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant